Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Pride International, Inc.
We consent to the use of our reports dated February 28, 2008, with respect to the consolidated balance sheets of Pride International, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, incorporated herein by reference. Our report refers to a change in the method of accounting for uncertain tax positions in 2007 and change in the method of accounting for defined benefit pension and other postretirement plans and share-based payments in 2006.
Houston, Texas
March 19, 2008